FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     TO THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of September, 2004

                       Commission File Number: 001-14572

                            FOUR SEASONS HOTELS INC.
                 (Translation of registrant's name into English)
                               1165 Leslie Street
                                Toronto, Ontario
                                 Canada M3C 2K8
                       Attention: Executive Vice-President
                                   & Secretary
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F_______ Form 40-F___X___

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_______

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_______

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                              Yes_______ No___X___

         If "Yes" marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                           FOUR SEASONS HOTELS INC.
                                           (Registrant)


                                           By:   /S/ RANDOLPH WEISZ
                                              -------------------------------
                                              Name:    Randolph Weisz
                                              Title:   Executive Vice President,
                                                       Corporate Counsel &
                                                       Secretary

Date: September 24, 2004

                                  EXHIBIT INDEX


   --------------------------------------------------------------------------
   |                       |                                                 |
   |      EXHIBIT NUMBER   |                  DESCRIPTION                    |
   |                       |                                                 |
   --------------------------------------------------------------------------
   |                       |                                                 |
   |           99.1        |   Press release of the Registrant, dated        |
   |                       |   September 24, 2004                            |
   |                       |                                                 |
   --------------------------------------------------------------------------